Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Levy Acquisition Corp.:

We consent to the use of our report dated March 4, 2015 with respect to the balance sheet of Levy Acquisition Corp. as of December 31, 2014, and the related statements of operations, stockholders’ equity and cash flows for the year then ended, included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firms” in the prospectus.

Our report refers to the Company adopting Financial Accounting Standards Board Accounting Standards Update No. 2014-10 for the year ended December 31, 2014, which resulted in the Company revising its financial statement presentation by removing references to being a development stage company and eliminating certain incremental financial reporting requirements.

Our report dated March 4, 2015 contains an explanatory paragraph that states that if the Company does not complete a business combination by August 19, 2015, or November 19, 2015 if the Company has executed a letter of intent, agreement in principle or definitive agreement for a business combination on or prior to August 19, 2015, then the Company will cease all operations except for the purpose of winding down and liquidating, thus there is a substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

July 1, 2015